 TKK Symphony Acquisition Corporation

Unit 1631, Level 16, Man Yee Building

60-68 Des Voeux Road Central

Central, Hong Kong SAR

VIA EDGAR

June 21, 2018

Larry Spirgel

Assistant Director

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	TKK Symphony Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted April 30, 2018

CIK No. 0001738758

Dear Mr. Spirgel:

TKK Symphony Acquisition Corporation (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 23, 2018 regarding our Registration Statement on Form S-1 previously submitted on April 30, 2018.

For your convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please balance the disclosure about Mr. Wang’s past performance, particularly with respect to his experience “attracting prospective target business,” given the management team’s limited experience with blank check companies.

In response to the Staff’s comment, we have revised our disclosure on pages 3 and 58 as requested.

2.	Provide a description of your current corporate structure. Based upon your disclosure on page 41, it appears you may be utilizing a variable interest entity structure. If this is the case, revise your disclosure throughout to reflect this corporate structure through the use of graphic depiction. With respect to your disclosure on page 42 that your variable interest entity operates in the “consumer finance marketplace industry,” it is not clear what entity constitutes your VIE. Additionally, explain how this is consistent with your disclosure that you have no operating history.

We respectively submit that we do not currently utilize a variable interest entity structure but may do so in the future upon completion of our initial business combination. We have revised the risk factor on pages 43 and 44 to clarify that we do not currently utilize a variable interest entity structure.

3.	Please discuss management’s reasons for incorporating the company under the laws of the Cayman Islands.

In response to the Staff’s comment, we have revised our disclosure on pages 1 and 57 as requested.

Competitive Advantages, page 2

4.	We note your disclosure that you are well-positioned to capitalize on growing opportunities created by consumer/lifestyle assets that may have particular application for the PRC market. Clarify how you define “consumer/lifestyle assets” and/or provide examples of the types of companies that management views as operating in those industries. Disclose whether Mr. Sing Wang or other members of your management team have any experience in these industry sectors.

In response to the Staff’s comment, we have revised our disclosure on pages 2, 57 and 58 as requested.

5.	Explain the nature of the relationship between Symphony and the Company. Explain the nature of the partnerships between Symphony and the international consumer brands and trading houses identified here.

In response to the Staff’s comment, we have revised our disclosure on pages 4 and 59 as requested.

Risk Factors, page 18

6.	Consider adding a risk factor highlighting the potential difficulty in using the IPO funds to invest directly in a Chinese operating company due to Exchange Controls.

In response to the Staff’s comment, we have revised our disclosure on pages 41 and 42 as requested.

Our public shareholders may not be afforded an opportunity to vote on our proposed business combination..., page 26

7.	We note your disclosure that there are certain circumstances which, “for business or legal reasons,” if occurring, may not require you to seek shareholder approval of a future business combination. Enhance your disclosure to include greater detail about the factors you will consider when determining whether to seek shareholder approval in those instances where you would not be statutorily required to do so. Explain, for example, how the timing of a proposed transaction would weigh for or against seeking shareholder approval.

In response to the Staff’s comment, we have revised our disclosure on page 27 as requested.

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Management

Conflicts of Interest, page 78

8.	Revise to include disclosure that your officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors were to be included by a target business as a condition to any agreement with respect to your initial business combination. Discuss here and in the summary whether management expects to continue with the company following consummation of a business combination. Similarly, address how the company intends to balance the prospect of a given transaction and its merits with the possible expectation of management seeking to enter into employment contracts with a target business.

In response to the Staff’s comment, we have revised our disclosure on pages 6 and 82 as requested.

9.	We note your disclosure that if certain of your officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has pre-existing fiduciary duties or contractual obligations, he or she may be required to present such opportunity to the other entity prior to presenting the opportunity to you. Disclose whether any of your corporate governance documents contain an explicit waiver of the corporate opportunity doctrine.

In response to the Staff’s comment, we have revised our disclosure on pages 6 and 82 as requested.

10.	Consider expanding your disclosure here to describe how the fiduciary duties of your directors pursuant to Cayman Islands law differ from statutes or judicial precedent in jurisdictions in the United States.

In response to the Staff’s comment, we have revised our disclosure on page 97 as requested.

Redeemable Warrants, page 90

11.	With respect to the provision that provides your management with the option to require holders of the public warrants that wish to exercise their warrants to do so on a cashless basis, disclose in greater detail the purpose and effect of this redemption feature. Explain how this redemption feature differs from warrant redemption features used in other blank check offerings. Disclose when and why the company would redeem the public warrants in this manner, and address whether and how the warrants could expire worthless.

We respectfully submit that, in our opinion, the redemption feature is standard in blank check offerings and that the requested disclosures have been included in the fifth paragraph of the section entitled “Redeemable Warrants” on page 93.

General

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

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13.	Please submit all exhibits as soon as possible, particularly the form of amended and restated memorandum and articles of association.

In response to the Staff’s comment, we will submit all exhibits as soon as possible.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Sing Wang
Sing Wang
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP

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